

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 30, 2008

Via U.S. Mail

Mr. Tong Jilu
Chief Financial Officer
China Unicom Limited
75th Floor, The Center
99 Queen's Road Central
Hong Kong

> **RE: China Unicom Limited**
> **Form 20-F for the Year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 001-15028**

Dear Mr. Tong:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director